Publication: South China Morning Post　　Date: 14 September 2005

Page: Classified 5　　Where Published: Hong Kong

FPC Exemption / (82-836)




05011492

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 00142)

ANNOUNCEMENT
CONTINUING CONNECTED TRANSACTIONS

INTRODUCTION

The Company has entered into the following four series of continuing connected transactions involving Indofood or its subsidiaries, which are required to be disclosed to shareholders under the Listing Rules:

1. **Transactions relating to the Noodle Business of the Indofood Group** – a series of related continuing connected transactions relating to Indofood's noodle business, in an estimated aggregate amount of approximately US$25.1 million for the year ending 31st December 2005. These transactions principally relate to the provision of raw materials or finished and packaging products, the provision of related technical services and the licensing of related trademarks to connected persons.
2. **Transactions relating to the Flour Business of the Indofood Group** – a series of related continuing connected transactions relating to Indofood's flour business carried on by its Bogasari Flour Mills division, in an estimated aggregate amount of approximately US$4.5 million for the year ending 31st December 2005. These transactions principally relate to the provision or purchase of raw materials or finished and packaging products and purchase of refined flour by connected persons.
3. **Transactions relating to the Distribution Business of the Indofood Group** – a series of related continuing connected transactions relating to Indofood's distribution division, in an estimated aggregate amount of approximately US$18.7 million for the year ending 31st December 2005. These transactions principally relate to the distribution by Indofood's subsidiary, PT Indomarco Adi Prima, of biscuits, foodstuffs, beverages and other consumer products for or through connected persons.
4. **Transactions relating to the Continuing Financing Arrangements** – a continuing financing arrangement involving connected persons, in an estimated amount of approximately US$4.7 million on the basis of the 2005 year end balance, or US$7.4 million on the basis of the estimated maximum outstanding balance during the financial year ending 31st December 2005.

DETAILS OF THE CONTINUING CONNECTED TRANSACTIONS

Details of the continuing connected transactions required to be disclosed to shareholders under the Listing Rules are set out in the body of this announcement.

VIEW OF THE DIRECTORS

The Directors (including the independent non-executive Directors) consider that the terms of each of the transactions referred to in this announcement are fair and reasonable and that they are in the best interests of the Company, Indofood and their respective shareholders.

LISTING RULES IMPLICATIONS

Based on the estimated maximum aggregate values of each continuing connected transaction and applying the percentage ratios (other than the profits ratio) as required by the Listing Rules, the Company has determined that the four series of related continuing connected transactions referred to above are required to be disclosed to the Exchange and the Company's shareholders in accordance with the requirements of Chapter 14A of the Listing Rules.

Under the Listing Rules, each of the assets, revenue and consideration ratios (as defined in the Listing Rules) on an annual basis for the financial year ending 31st December 2005 in respect of the estimated maximum aggregate values of the continuing connected transactions set out in this announcement is less than 2.5%, with the profits and equity capital ratios not being applicable.

PREVIOUS ANNOUNCEMENT

The Company refers shareholders to its announcement dated 26th April 2005 in respect of the continuing connected transactions entered into by the Company during the financial year ended 31st December 2004.

INTRODUCTION

The Company has entered into the following four series of continuing connected transactions involving Indofood or its subsidiaries, which are required to be disclosed to shareholders under the Listing Rules:

1. **Transactions relating to the Noodle Business of the Indofood Group** – a series of related continuing connected transactions relating to Indofood's noodle business, in an estimated aggregate amount of approximately US$25.1 million for the year ending 31st December 2005. These transactions principally relate to the provision of raw materials or finished and packaging products, the provision of related technical services and the licensing of related trademarks to connected persons.
2. **Transactions relating to the Flour Business of the Indofood Group** – a series of related continuing connected transactions relating to Indofood's flour business carried on by its Bogasari Flour Mills division, in an estimated aggregate amount of approximately US$4.5 million for the year ending 31st December 2005. These transactions principally relate to the provision or purchase of raw materials or finished and packaging products and purchase of refined flour by connected persons.
3. **Transactions relating to the Distribution Business of the Indofood Group** – a series of related continuing connected transactions relating to Indofood's distribution division, in an estimated aggregate amount of approximately US$18.7 million for the year ending 31st December 2005. These transactions principally relate to the distribution by Indofood's subsidiary, PT Indomarco Adi Prima, of biscuits, foodstuffs, beverages and other consumer products for or through connected persons.
4. **Transactions relating to the Continuing Financing Arrangements** – a continuing financing arrangement involving connected persons, in an estimated amount of approximately US$4.7 million on the basis of the 2005 year end balance, or US$7.4 million on the basis of the estimated maximum outstanding balance during the financial year ending 31st December 2005.

PREVIOUS ANNOUNCEMENT

The Company refers shareholders to its announcement dated 26th April 2005 in respect of the continuing connected transactions entered into by the Company during the financial year ended 31st December 2004.

DETAILS OF THE CONTINUING CONNECTED TRANSACTIONS

Details of the continuing connected transactions which are required to be disclosed to shareholders under the Listing Rules are set out below.

A. Transactions relating to the Noodle Business of the Indofood Group

Parties to the Agreement/Arrangement: Name of Entity of the Indofood Group	Name of Connected Party	Nature of Agreement/Arrangement	Period Covered by the Agreement/Arrangement: From	To	Cap on the Transaction Amount for the Year Ending 31st December 2005 (US$ millions)	Transaction Amount for the Year Ended 31st December 2004 for reference (US$ millions)
FID	DUFIL	Sales and supply of noodle seasonings from FID to DUFIL	1st April 2005	31st March 2006	8.0	5.1
CKA	DUFIL	Sales and supply of packaging materials from CKA to DUFIL for the production of instant noodles	1st April 2005	31st March 2006	2.2	1.3
Indofood	DUFIL	Trademark licence for the non-exclusive use by DUFIL of the "Indomie" trademark owned by Indofood in the Nigerian market and provision of related technical services in connection with DUFIL's instant noodle manufacturing operations in Nigeria	1st November 2002	31st October 2005	1.6	0.8
FID	Pinehill	Sales and supply of noodle seasonings from FID to Pinehill	1st April 2005	31st March 2006	4.3	4.4
CKA	Pinehill	Sales and supply of packaging materials from CKA to Pinehill for the production of instant noodles	1st April 2005	31st March 2006	2.7	1.9
Indofood	Pinehill	Trademark licensing for the exclusive use by Pinehill of the "Indomie" and "Supermi" trademarks owned by Indofood in the Saudi Arabian and Middle East markets	1st February 1995	31st December 2005, automatically extended for additional terms of 5 years each unless terminated by either party	0.6	0.4
PIPS	Pinehill	Technical services agreement whereby PIPS provides technical assistance to Pinehill in connection with the latter's instant noodle manufacturing operations in Saudi Arabia and the Middle East	1st February 1995 (as amended on 25th August 2005)	31st December 2005, automatically extended for additional terms of 5 years each unless terminated by either party	1.2	0.9
			Aggregate Cap Amount		25.1	

The caps for each of the above agreements are only in respect of the transaction amount for the year ending 31st December 2005. For those agreements which either have, or may, if renewed, have an expiry date after 31st December 2005 the Company shall make appropriate arrangements to disclose the caps for the relevant agreements for the year ending 31st December 2006 and all other applicable years.

The caps for each of the above agreements were estimated based on actual 2004 transaction values (as set out above for reference) and projected activity level between the relevant parties for the financial year ending 31st December 2005. The caps for the continuing connected transactions between (i) FID/CKA and DUFIL; and (ii) FID/CKA and Pinehill for the year ending 31st December 2005 have increased compared to the amounts disclosed in respect of the transactions between these parties for the financial year ended 31st December 2004 to reflect the expected growth in business between the relevant member of the Indofood Group and DUFIL or Pinehill (as the case may be) for the financial year ending 31st December 2005 compared to that for the financial year ended 31st December 2004 (as previously disclosed).

Each of the transactions relating to the Noodle Business of the Indofood Group set out above constitute continuing connected transactions under Rule 14A.14 of the Listing Rules as:-

(i) Mr. Anthoni Salim is the Chairman and substantial shareholder of the Company and the President Director & CEO of Indofood; and

(ii) each of DUFIL and Pinehill are associates of the Salim Family, of which Mr. Anthoni Salim is a member.

B. Transactions relating to the Flour Business of the Indofood Group

Parties to the Agreement/Arrangement: Name of Entity of the Indofood Group	Name of Connected Party	Nature of Agreement/Arrangement	Period Covered by the Agreement/Arrangement: From	To	Cap on the Transaction Amount for the Year Ending 31st December 2005 (US$ millions)	Transaction Amount for the Year Ended 31st December 2004 for reference (US$ millions)
CKA	PAB	Sales and supply of flexible packaging materials from CKA to PAB for the manufacture of biscuit products	1st April 2005	31st March 2006	3.6	4.5
Bogasari	PAB	Sales and supply of flour from Bogasari to PAB for the production of biscuit products	1st April 2005	1st April 2006, renewable yearly unless terminated by either party	0.1	0.1
IBS	PAB	Sales and supply of margarine and shortenings from IBS to PAB for the manufacture of biscuit products	1st April 2005	31st March 2006, renewable yearly unless terminated by either party	0.3	0.2
SIMP	PAB	Sales and supply of cooking oil from SIMP to PAB for the manufacture of biscuit products	1st April 2005	31st March 2006, renewable yearly unless terminated by either party	0.2	0.2
IAK	Tarumatex	Sales and supply of gray fabric from Tarumatex to IAK for the production of calico bags	1st April 2005	31st July 2005	0.1	1.6
Bogasari	Tarumatex	Sales and supply of calico bags from Tarumatex to Bogasari for the storing of the flour produced by Bogasari	1st April 2005	31st July 2005	0.1	1.3
GPN	PAB	Production of baby biscuits by PAB under the GPN brand name for the distribution of the products by GPN	1st January 2005	31st December 2005, automatically renewed unless terminated by either party	0.5	N/A
FID	PAB	Supply of powder and ingredients from FID to PAB for the manufacture of biscuits	1st January 2005	31st December 2005	0.3	N/A
			Aggregate Cap Amount		4.5	

The caps for each of the above agreements are only in respect of the transaction amount for the year ending 31st December 2005. For those agreements which either have, or may, if renewed, have an expiry date after 31st December 2005 the Company shall make appropriate arrangements to disclose the caps for the relevant agreements for the year ending 31st December 2006 and all other applicable years.

The caps for each of the above agreements were estimated based on actual 2004 transaction values and projected activity level between the relevant parties for the financial year ending 31st December 2005.

Each of the transactions relating to the Flour Business of the Indofood Group set out above constitute continuing connected transactions under Rule 14A.14 of the Listing Rules as:-

(i) Mr. Anthoni Salim is the Chairman and substantial shareholder of the Company and the President Director and CEO of Indofood; and

(ii) each of PAB and Tarumatex are associates of the Salim Family, of which Mr. Anthoni Salim is a member.

C. Transactions relating to the Distribution Business of the Indofood Group

Parties to the Agreement/Arrangement: Name of Entity of the Indofood Group	Name of Connected Party	Nature of Agreement/Arrangement	Period Covered by the Agreement/Arrangement: From	To	Cap on the Transaction Amount for the Year Ending 31st December 2005 (US$ millions)	Transaction Amount for the Year Ended 31st December 2004 for reference (US$ millions)
IAP	PAB	Distribution of PAB's biscuit products by IAP	1st April 2005	31st March 2007, automatically renewed for the same period unless terminated by either party	6.9	6.4
IAP	LS	IAP (which is a principal distributor of consumer products) distributes various consumer products to LS (which operates supermarkets in various cities in Indonesia)	1st April 2005	1st April 2006, automatically renewed every year unless terminated by either party	4.3	4.3
IAP	BD	As a sub-distributor of BD, IAP purchases Pepsi and tea beverage products for sale to trade outlets in Indonesia	1st January 2005	31st December 2005, automatically renewed for the same period unless terminated by either party	7.5	4.3
			Aggregate Cap Amount		18.7	

The caps for each of the above agreements are only in respect of the transaction amount for the year ending 31st December 2005. For those agreements which either have, or may, if renewed, have an expiry date after 31st December 2005 the Company shall make appropriate arrangements to disclose the caps for the relevant agreements for the year ending 31st December 2006 and all other applicable years.

The caps for each of the above agreements were estimated based on actual 2004 transaction values and projected activity level between the relevant parties for the financial year ending 31st December 2005. The cap for the continuing connected transaction between IAP and BD for the financial year ending 31st December 2005 has increased compared to the amount disclosed in respect of the transactions between these parties for the financial year ended 31st December 2004 to reflect the expected growth in business between IAP and BD for the financial year ending 31st December 2005 compared to that for the financial year ended 31st December 2004 (as previously disclosed).

Each of the transactions relating to the Distribution Business of the Indofood Group set out above constitute continuing connected transactions under Rule 14A.14 of the Listing Rules as:-

(i) Mr. Anthoni Salim is the Chairman and substantial shareholder of the Company and the President Director and CEO of Indofood; and

(ii) each of PAB, LS and BD are associates of the Salim Family, of which Mr. Anthoni Salim is a member.

D. Transactions relating to the Continuing Financing Arrangements

Parties to the Agreement/Arrangement: Name of Entity of the Indofood Group	Name of Connected Party	Nature of Agreement/Arrangement	Period Covered by the Agreement/Arrangement: From	To	Cap on the Transaction Amount for the Year Ending 31st December 2005 (US$ millions)	Transaction Amount for the Year Ended 31st December 2004 for reference (US$ millions)
Indofood	PAB	Financing - Short-term (1 year)	30th December 2004	30th December 2005	4.7 (year-end principal balance)	1.4 (year-end aggregate balance including both principal and accrued interest receivable)
		- Long-term (2 years)	30th December 2004	30th December 2006	7.4 (maximum aggregate balance during the year)	7.4 (maximum aggregate balance during the year)

The caps for each of the above agreements are only in respect of the transaction amount for the year ending 31st December 2005. For those agreements which either have, or may, if renewed, have an expiry date after 31st December 2005 the Company shall make appropriate arrangements to disclose the caps for the relevant agreements for the year ending 31st December 2006 and all other applicable years.

The cap for the Continuing Financing Arrangement set out above is US$7.4 million.

The caps for the above agreement was calculated based on the estimated transaction value between the relevant parties for the financial year ending 31st December 2005.

The transaction relating to the Continuing Financing Arrangement set out above constitute a continuing connected transaction under Rule 14A.14 of the Listing Rules as:-

(i) Mr. Anthoni Salim is the Chairman and substantial shareholder of the Company and the President Director and CEO of Indofood; and

(ii) PAB is an associate of the Salim Family, of which Mr. Anthoni Salim is a member.

The agreements set out below are not in compliance with Rule 14A.35 of the Listing Rules as they are for a term greater than three years.

Parties to the Agreement/Arrangement: Name of Entity of the Indofood Group	Name of Connected Party	Nature of Agreement/Arrangement	Period Covered by the Agreement/Arrangement: From	To	Cap on the Transaction Amount for the Year Ending 31st December 2005 (US$ millions)
Indofood	Pinehill	Trademark licensing for the exclusive use by Pinehill of the "Indomie" and "Supermi" trademarks owned by Indofood in the Saudi Arabian and Middle East markets	1st February 1995	31st December 2005, automatically extended for additional terms of 5 years each unless terminated by either party	0.6
PIPS	Pinehill	Technical services agreement whereby PIPS provides technical assistance to Pinehill in connection with the latter's instant noodle manufacturing operations in Saudi Arabia and the Middle East.	1st February 1995 (as amended on 25th August 2005)	31st December 2005, automatically extended for additional terms of 5 years each unless terminated by either party	1.2

The caps for each of the above agreements are only in respect of the transaction amount for the year ending 31st December 2005. For those agreements which either have, or may, if renewed, have an expiry date after 31st December 2005 the Company shall make appropriate arrangements to disclose the caps for the relevant agreements for the year ending 31st December 2006 and all other applicable years.

Other than the amendment in August 2005 to the technical services agreement entered into between PIPS and Pinehill in February 1995, each of the agreements set out above was entered into prior to the implementation of Rule 14A.35 of the Listing Rules.

The trademark licensing agreement entered into between Indofood and Pinehill in February 1995 referred to above would cease on 31st December 2005 and shall be automatically extended for an additional terms of five years each, unless terminated by either party with at least 6 months notice in advance of the expiry date. As neither party has given the requisite notice to terminate the agreement, a new 5 year period will commence on 1st January 2006.

On 25th August 2005, the technical services agreement was amended such that it now contains identical provisions to the trademark licensing agreement. Accordingly, the current agreement would expire on 31st December 2005 and shall be automatically extended for additional terms of five years each, unless terminated by either party with at least 6 months notice in advance of the expiry date. As neither party has given the requisite notice to terminate the agreement, a new 5 year period will commence on 1st January 2006.

The Company engaged Somerley Limited as its independent financial adviser to review the trademark licensing agreement and technical services agreement referred to above. Somerley Limited confirmed to the Board that, having considered the facts and circumstances in relation to the entering into of the trademark licensing agreement and technical services agreement between Indofood and Pinehill and PIPS and Pinehill, respectively, they are of the opinion that it is necessary for such agreements to be of a longer period than three years and that it is normal business practice for international contracts of this type to be of a duration of more than three years.

LISTING RULES IMPLICATIONS

Based on the estimated maximum aggregate values of each continuing connected transaction and applying the percentage ratios (other than the profits ratio) as required by the Listing Rules, the Company has determined that the four series of related continuing connected transactions referred to above are required to be disclosed to the Exchange and the Company's shareholders in accordance with the requirements of Chapter 14A of the Listing Rules.

Each of the above continuing connected transactions will be subject to annual review by the independent non-executive directors of the Company pursuant to Rule 14A.37 of the Listing Rules and confirmation of the auditors of the Company pursuant to Rule 14A.38 of the Listing Rules.

REASONS FOR THE ENTERING INTO OF THE CONTINUING CONNECTED TRANSACTIONS

The relevant members of the Indofood Group have entered into the continuing connected transactions as part of their regular ongoing business arrangements in relation to the business and operations of the Indofood Group as set out below:-

1. In respect of the transactions relating to the Noodle Business of the Indofood Group, the transactions are entered into with DUFIL and Pinehill to ensure that the instant noodle products produced by DUFIL and Pinehill under the Indofood Group's brands are of a high quality standard such as to enable Indofood Group to build brand equity, in the case of DUFIL in Nigeria and, possibly over the long term, in Africa and, in the case of Pinehill, in Saudi Arabia and the Middle East.
2. In respect of the transactions relating to the Flour Business of the Indofood Group, the transactions are entered into with PAB and Tarumatex to allow members of the Indofood Group to utilise excess capacity in their respective parts of the Flour Business and to ensure the continuous supply of the necessary fabric required for the manufacture and production of calico bags for the flour produced by the Indofood Group and the production of baby biscuits under the GPN brand name.
3. In respect of the transactions relating to the Distribution Business of the Indofood Group, the transactions are entered into with PAB, LS and BD to increase sales turnover and earn additional margin on the products sold by the Indofood Group, as well as to diversify the product portfolio of the Indofood Group.
4. In respect of the Continuing Financing Arrangement, as a 50% shareholder in PAB, Indofood has extended the relevant facility to finance PAB's financing requirements. This arrangement also enables Indofood to earn a higher rate of return on the funds advanced to PAB than it would earn on any deposit of the funds in a bank.

The benefits which are expected to accrue to Indofood and the Company as a result of the transactions are the enhancement of facilities, assets and resources utilisation with profitable margins and increases in market share, revenue and operational profitability of Indofood's major businesses.

VIEWS OF THE DIRECTORS

The directors (including the independent non-executive directors) consider that the terms of each of the transactions referred to in this announcement are fair and reasonable and that they are in the best interests of the Company, Indofood and their respective shareholders.

INFORMATION IN RESPECT OF THE COUNTERPARTIES

Each of DUFIL and Pinehill, being the counterparties to the transactions relating to the Noodle Business of the Indofood Group, are engaged in the manufacturing and marketing of instant noodles, in the case of DUFIL, in Nigeria and, in the case of Pinehill, in Saudi Arabia and the Middle East.

PAB and Tarumatex, being the counterparties to the transactions relating to the Flour Business of Indofood Group, are engaged, in the case of PAB, in the production and marketing of biscuit products and, in the case of, Tarumatex in the manufactoring of fabrics and other textile products.

LS and BD, being the counterparties to the transactions relating to the Distribution Business of the Indofood Group, are engaged, in the case of LS, in operating supermarkets in certain major cities in Indonesia and, in the case of BD, in the distribution of Pepsi bottler products in Indonesia.

INFORMATION IN RESPECT OF THE COMPANY AND INDOFOOD

The Company is a Hong Kong-based investment and management company with operations located in Southeast Asia. The Company's principal business interests relate to Telecommunications and Consumer Food Products.

Indofood is the leading processed-foods group in Indonesia. It is based in Jakarta, and is listed on the Jakarta and Surabaya Stock Exchanges. Noodles, Flour and Edible Oils & Fats are the principal businesses of Indofood. It also has interests in Food Seasonings, Snack Foods, Baby Foods, Distribution and Packaging businesses.

DEFINITIONS

"associate"	has the meaning ascribed thereto under the Listing Rules;
"BD"	PT Buana Distrindo, an associate of the Salim Family;
"Board"	board of directors;
"Bogasari"	the flour mills division of Indofood;
"CKA"	PT Ciptakemas Abadi, a member of the Indofood Group;
"Company"	First Pacific Company Limited, a company incorporated in Bermuda with limited liability, whose shares are listed on the Exchange;
"Director(s)"	the director(s) of the Company;
"DUFIL"	De United Food Industries Ltd., an associate of the Salim Family;
"Exchange"	The Stock Exchange of Hong Kong Limited;
"FID"	the food ingredients division of Indofood;
"GPN"	PT Gizindo Prima Nusantara, a member of the Indofood Group;
"Group"	the Company and its subsidiaries from time to time;
"Hong Kong"	The Hong Kong Special Administrative Region of the PRC;
"IAK"	PT Inti Abadi Kemasindo, a member of the Indofood Group;
"IAP"	PT Indomarco Adi Prima, a member of the Indofood Group;
"IBS"	PT Intiboga Sejahtera, a member of the Indofood Group;
"Indofood"	PT Indofood Sukses Makmur Tbk, a company incorporated in Indonesia, and a 51.5 per cent. owned subsidiary of the Company;
"Indofood Group"	Indofood and its subsidiaries from time to time;
"Listing Rules"	the Rules Governing the Listing of Securities on the Exchange;
"LS"	PT Lion Superindo, an associate of the Salim Family;
"PAB"	PT Prima Aneka Berjaya, an associate of the Salim Family;
"Pinehill"	Pinehill Arabian Food Ltd., an associate of the Salim Family;
"PIPS"	PT Prima Inti Pangan Sejati, a member of the Indofood Group;
"PRC"	The People's Republic of China;
"Salim Family"	Mr. Anthoni Salim, his father, Mr. Soedono Salim, and his brother, Mr. Andree Halim;
"SIMP"	PT Salim Ivomas Pratama and its subsidiaries, a member of the Indofood Group;
"Tarumatex"	PT Tarumatex, an associate of the Salim Family; and
"%"	percentage.

Unless stated otherwise, translations of quoted currency values are made on an approximate basis and at the rate of US$1.00 = Rupiah 9,250 = HK$7.8. Percentages and figures expressed in millions have been rounded.

By Order of the Board
First Pacific Company Limited
Nancy Li Lai Man
Company Secretary

Hong Kong, 13th September 2005

As at the date of this announcement, the Board of Directors of the Company comprises the following Directors:

Anthoni Salim, *Chairman*	Tedy Djuhar
Manuel V. Pangilinan, *Managing Director and CEO*	Sutanto Djuhar
Edward A. Tortorici	Ibrahim Risjad
Robert C. Nicholson	Benny S. Santoso
His Excellency Albert F. del Rosario	Graham L. Pickles*
Edward K.Y. Chen*, *GBS, CBE, JP*	David W.C. Tang*, *OBE, Chevalier de L'Ordre des Arts et des Lettres*

* *Independent Non-executive Directors*